Exhibit 99.1

CNPJ. 60.872.504/0001-23

ITAÚ UNIBANCO HOLDING S.A.

A Publicly Listed Company

EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING

Final Detailed Voting Map

According to CVM Instruction No. 481/09, it discloses the final detailed voting map that consolidates the votes cast remotely and the votes cast in exclusively digital on the matters submitted for the resolution of the at its and Extraordinary Stockholders' Meeting held on January 31, 2021 at 11:00 a.m. exclusively held online, of Itaú Unibanco Holding S.A., a Publicly-Listed Company headquartered in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, containing the first five numbers of the Individual Taxpayer's Registry (CPF) or of the Corporate Taxpayer's Registry (CNPJ) of the stockholder, the stockholding position and the votes cast:

CPF/CNPJ	Balance of Common Shares	Balance Preferred Shares	Deliberations																
			1	2	3	4	5	6	7	8	10	11	12	13	14	15	16	17	18
05.479.XXX/XXXX-XX	1.031.500	10.896.965	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.	Ap.	Ap.	-	-
05.479.XXX/XXXX-XX	1.450.556	16.521.039	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
05.479.XXX/XXXX-XX	7.978	61.617	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	-	-
05.839.XXX/XXXX-XX	32.000	1.708.412	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
05.839.XXX/XXXX-XX	419.200	4.719.613	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
05.839.XXX/XXXX-XX	1.760.700	5.540.797	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
05.840.XXX/XXXX-XX	221.703	1.846.900	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
05.986.XXX/XXXX-XX	27.400	1.283.879	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
07.140.XXX/XXXX-XX	10.345	160.115	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
07.140.XXX/XXXX-XX	3.795	27.144	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
07.247.XXX/XXXX-XX	67.817	654.468	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	-	-
07.496.XXX/XXXX-XX	1.098.059	6.897.038	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
07.516.XXX/XXXX-XX	37.234	322.837	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
08.677.XXX/XXXX-XX	336.800	0	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
09.063.XXX/XXXX-XX	290.800	2.737.075	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
09.294.XXX/XXXX-XX	169.300	1.651.679	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	-	-
09.470.XXX/XXXX-XX	72.700	274.350	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
09.559.XXX/XXXX-XX	48.000	1.357.383	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
10.750.XXX/XXXX-XX	355.700	0	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
10.916.XXX/XXXX-XX	706.517	5.581.990	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.	Rej.	Rej.	Ap.	Ap.	Ap.	-	-
11.100.XXX/XXXX-XX	595.848	0	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	-	-
11.311.XXX/XXXX-XX	294.489	2.807.817	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
11.324.XXX/XXXX-XX	25.600	80.439	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
12.094.XXX/XXXX-XX	106.600	1.086.273	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
12.120.XXX/XXXX-XX	24.100	242.636	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	-	-
13.066.XXX/XXXX-XX	905.493	0	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
14.494.XXX/XXXX-XX	7.709	70.677	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
14.541.XXX/XXXX-XX	285.200	2.834.238	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
14.693.XXX/XXXX-XX	51.400	0	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
17.718.XXX/XXXX-XX	297.742	2.741.948	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
18.407.XXX/XXXX-XX	919.435	8.793.457	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	-	-
18.830.XXX/XXXX-XX	22.600	258.023	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
19.260.XXX/XXXX-XX	598.788	586.672	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.
20.196.XXX/XXXX-XX	161.500	1.698.166	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.
21.242.XXX/XXXX-XX	39.700	71.508	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
23.572.XXX/XXXX-XX	40.800	266.300	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
24.917.XXX/XXXX-XX	4.252	17.966	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	-	-
25.454.XXX/XXXX-XX	788.200	0	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
26.160.XXX/XXXX-XX	15.200	769.050	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
26.311.XXX/XXXX-XX	19.700	55.350	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
28.360.XXX/XXXX-XX	228	2.148	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
28.394.XXX/XXXX-XX	17.500	90.000	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
28.990.XXX/XXXX-XX	110.400	1.177.600	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
29.322.XXX/XXXX-XX	3.800.912	44.422.103	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.
31.240.XXX/XXXX-XX	80.500	295.078	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.
31.577.XXX/XXXX-XX	1.700	17.700	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
32.329.XXX/XXXX-XX	152.673	2.480.575	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.
32.642.XXX/XXXX-XX	109.500	0	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
33.580.XXX/XXXX-XX	45.000	911.426	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
34.825.XXX/XXXX-XX	2.688	28.620	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
35.036.XXX/XXXX-XX	13.500	0	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
35.693.XXX/XXXX-XX	1.282.500	13.147.200	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.
37.113.XXX/XXXX-XX	4.200	45.100	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
37.806.XXX/XXXX-XX	1.955	9.289	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
38.756.XXX/XXXX-XX	500	47.200	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-
97.539.XXX/XXXX-XX	73.436	9.053.783	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.
97.539.XXX/XXXX-XX	102.052	755.635	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.
97.539.XXX/XXXX-XX	46.226	377.028	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.
97.539.XXX/XXXX-XX	17.400	202.094	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.
97.540.XXX/XXXX-XX	847.395	66.445.289	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.
61.532.XXX/XXXX-XX	1.943.906.577	169.323	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
04.676.XXX/XXXX-XX	2.564.084.404	0	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
055.14X.XXX-XX	979	0	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.	Abs.	Rej.	Ap.	Rej.	Ap.	-	-
60.480.XXX/XXXX-XX	7.000.000	3.392.300	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
252.30X.XXX-XX	3.300	24.000	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
39.332.XXX/XXXX-XX	89.961	15.319	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
52.041.XXX/XXXX-XX	14.312.819	8.033.716	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
59.573.XXX/XXXX-XX	12.266.374	1.503.043	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
61.544.XXX/XXXX-XX	8.863.879	10.254	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
386.78X.XXX-XX	1.210	0	Ap.	Abs.	Abs.	Ap.	Ap.	Abs.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.	Ap.	Abs.	Ap.
504.46X.XXX-XX	120.300	120.000	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.	Rej.	Ap.	Abs.	Ap.
010.17X.XXX-XX	3	0	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
354.50X.XXX-XX	13.100	0	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
335.52X.XXX-XX	3.755	0	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
277.82X.XXX-XX	6.000	5.000	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.	Ap.	Rej.	Ap.	Ap.	Ap.	Rej.	Abs.
048.78X.XXX-XX	8.400	0	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.
28.580.XXX/XXXX-XX	80.000	575.846	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	-	-
13.974.XXX/XXXX-XX	265.000	74.200	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Rej.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	-	-
19.782.XXX/XXXX-XX	90.300	25.900	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	-	-
09.225.XXX/XXXX-XX	58.600	0	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	-	-
31.533.XXX/XXXX-XX	319.300	65.800	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	-	-
05.382.XXX/XXXX-XX	310.800	61.700	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	-	-
02.138.XXX/XXXX-XX	73.113	56.637	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.

Deliberations:

Extraordinary agenda

1) Resolve on the "Protocol and Justification" in which the terms and conditions for the partial spin-off of Itaú Unibanco S.A. are set out, with the merger, into the Company, of the spun-off portion related to the interest of Itaú Unibanco S.A. representing 41.05% of XP Inc.'s capital stock ("Transaction 1"):

2) Approve the appointment and engagement of PricewaterhouseCoopers AuditoresIndependentes - PwC as the expert firm responsible for preparing the appraisal report of the stockholders' equity of Itaú Unibanco S.A. to be merged into the Company ("Appraisal Report 1"):

3) Resolve on the Appraisal Report 1, based on the balance sheet of Itaú Unibanco S.A. as of September 30, 2020: 4) Resolve on Transaction 1, with no increase in the Company’s capital stock: 5) If aforementioned items 1 to 4 are approved, then resolve on the “Protocol and Justification” in which the terms and conditions for the partial spin-off of the Company are set out, with reduction of its capital stock and transfer of the spun-off portion representing 41.05% of XP Inc.’s capital stock to a new company (“Newco”) to be incorporated for such purpose on the date this Extraordinary General Stockholders’ Meeting is held (“Transaction 2”): 6) Approve the appointment and engagement of PricewaterhouseCoopers AuditoresIndependentes - PwC as the expert firm responsible for preparing the appraisal report of the stockholders’ equity of Itaú Unibanco S.A. to be spun off and transferred to Newco (“Appraisal Report 2”): 7) Resolve on the Appraisal Report 2, based on the balance sheet of the Company as of September 30, 2020: 8)Resolve on Transaction 2 and the resulting set-up of a NewCo, to be incorporated for such purpose on the date this Extraordinary General Stockholders’ Meeting is held, with the issue of 4,958,290,359 common and 4,845,844,989 NewCo preferred shares to be assigned to the Company’s stockholders in the same proportion of their interest in its capital, and approve the draft of NewCo’s bylaws, which is attached to the “Protocol and Justification” for Transaction 2: 10) Elect the members of the Board of Directors for the next annual term of office, which will be in force until the date the members elected at the 2021 Annual General Stockholders’ Meeting take office: Geraldo José Carbone 11) Elect the members of the Board of Directors for the next annual term of office, which will be in force until the date the members elected at the 2021 Annual General Stockholders’ Meeting take office: Maria Helena dos Santos Fernandes de Santana 12) Elect the members of the Board of Directors for the next annual term of office, which will be in force until the date the members elected at the 2021 Annual General Stockholders’ Meeting take office: Roberto Egydio Setubal 13) Resolve on the amount allocated to the overall compensation of the members of the NewCo’s Board of Officers and Board of Directors in the overall amount of R$633,000.00: 14) Authorize the Company’s management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the approved resolutions: 15) Amend items 7.1. and 7.1.4 of the Company’s Bylaws to change the frequency of election and period of term of office for the members of the Audit Committee from annual to every five years: 16)Consolidate the Bylaws by including (i) the amendment mentioned in foregoing item “15”; and (ii) the capital reduction as a result of Transaction 2, in accordance with item 5 hereof: 17) New wording of item 9, above: 9. If item 8 above is approved: Set at four (4) the number of positions to be filled at the NewCo’s Board of Directors: 18) Elect the members of the Board of Directors for the next annual term of office, which will be in force until the date the members elected at the 2021 Annual General Stockholders’ Meeting take office: Demosthenes Madureira de Pinho Neto Subtitle: Ap. = Approved Rej. = Reject Abs. = Abstain São Paulo-SP, February 9, 2021. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence